ESOPUS CREEK MANAGEMENT LLC
81 Newtown Lane, # 307
East Hampton, New York 11937

HUTCH CAPITAL MANAGEMENT LLC
8401 Patterson Avenue, Suite 202
Richmond, Virginia 23229

August 17, 2021

Phillip L. Gomez, Ph. D.
Chief Executive Officer
SIGA Technologies, Inc.
31 East 62nd Street
New York, New York 10065

Dear Phil:

Esopus Creek Management LLC (and its affiliates) and Hutch Capital Management LLC (and its affiliates) are the beneficial owners of approximately 7.3% of the outstanding shares of SIGA Technologies ("SIGA" or "Company"). As a group we are the largest non-insider shareholders of the Company and as you know have been supportive and constructive long-term shareholders of the Company for the last seven years.

As a group, we have engaged with you and certain members of the Board of Directors ("Board") since February 2020, when we recommended the Company authorize a share repurchase program which was subsequently authorized. We believe all shareholders have benefitted from the share repurchases when we first recommended that the Company initiate the repurchase program while the shares were trading at $4.46 on the date of our original letter, despite minimal progress on increasing contracts for the sale of TPOXX to either the United States Government ("USG") or foreign governments.

While beneficial, we believe the share repurchases have been insufficient relative to the cash build on the Company's balance sheet and the stark disconnect between the share price and intrinsic value. We believe shareholders are starting to question whether the management and Board are truly operating to maximize shareholder value.

In February of this year, we proposed a $150 million Dutch tender funded by cash on hand and the issuance of preferred equity. We have been steadfast in our views that the Company should be using excess cash to retire a large amount of shares at a discount and are disappointed with the progress to date. SIGA's share price reached $8.34 in August 2018, nearly three years ago, so shareholders have suffered while the SPDR® S&P® Biotech ETF (ticker: XBI) has soared. We believe this underperformance is due to the following factors:

1) SIGA's inability to generate additional contracts beyond its contract with the USG to stockpile 1.7 million courses of TPOXX which has been in place since 2011
2) Credibility degradation due to partnership announcements and other business opportunities that have failed to generate any revenues and Company guidance on imminent foreign contracts that have failed to materialize
3) SIGA's failure to return sufficient excess cash to shareholders

Our previous communications have focused on returning excess cash to shareholders as we wanted to provide management and the Board ample time to generate additional revenue opportunities. We have had communications with numerous other shareholders sharing our views. SIGA signed its original contract with the USG in May 2011 to supply the Strategic National Stockpile with 1.7 million courses of TPOXX. Despite this being unquestionably an insufficient amount to provide adequate preparedness, SIGA has been unsuccessful in increasing the size of this contract over the past ten years.

The COVID-19 pandemic has taught many lessons but glaring to us is the size and scope of both the social and economic damage that can be caused by a contagious and deadly virus. With smallpox being 2-3x more contagious[1] and more than 30x more deadly than COVID-19, it is clear to us that a stockpile of 1.7 million courses (one half of one percent of the US population) is grossly inadequate.

And now we are experiencing, first-hand, the reluctance of large swaths of the U.S. population to accept COVID-19 vaccines. The notion that if there was indeed a smallpox outbreak in this country that the USG could vaccinate large segments of the population in short order is simply not supported by any reliable evidence. Such a failure to vaccinate would require that SIGA's antiviral would need to be widely available, and not in the current miniscule amounts.

The excess number of deaths due to a failure to stockpile a sufficient amount of TPOXX in this country would be horrifying. And worse, much of this scenario could be mitigated if the USG would stockpile more than 1.7 million courses of TPOXX, the FDA-approved antiviral, for a population of 330 million people.

TPOXX was approved by the FDA in July 2018, a gating item for international sales according to management at the time. In the three years since approval, SIGA has executed contracts with only one foreign country, Canada, for the purchase of $47 million of TPOXX over the next five years. While one country is better than none, this is a disappointing result given the amount of time, especially in light of management's public commentary about multiple imminent other foreign contracts for the past nine months.

Given these facts, we believe SIGA should explore strategic alternatives. The status quo is not acceptable. TPOXX is a spectacular drug with immense revenue opportunities. The current share price reflects a discount to simply the maintenance of a 1.7 million course US stockpile, an outcome which should be a disappointment to not only SIGA shareholders, but to society at large.

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[1] Referring to the original SARS-CoV-2

Despite SIGA's negligible contract awards and contract expansions over the past ten years, we highlight below certain biodefense firms that have been awarded sizeable new contract awards or substantial contract increases upon renewal in the name of public preparedness over just the past few years:

1) In September 2019, Emergent BioSolutions (ticker: EBS) was awarded a ten-year HHS renewal contract for its smallpox vaccine, ACAM2000, worth $2 billion, nearly 5x the revenue of the original contract valued at $425 million. SIGA's renewal contract of TPOXX in 2018, on the other hand, effectively shrunk in size and preparedness as not only were the 300,000 courses provided for free in the first contract not included in the renewal, 212,000 courses of TPOXX were shifted from an oral formulation to intravenous. Oral and IV TPOXX are intended for entirely different populations. IV TPOXX should absolutely be stockpiled but this should not come at the detriment of an already extremely insufficient amount of stockpiled oral TPOXX. Especially as the importance of biodefense increases in significance, contract renewals should be opportunities to increase national preparedness, not decrease it.

2) Bavarian Nordic (ticker: BAVA) has also demonstrated an ability to steadily grow its contracted revenue for its smallpox vaccine as original HHS contracts were approximately $100 million while its most recent liquid-frozen order in April 2020 from BARDA was $202 million, which was in addition to a $299 million option for freeze-dried doses to be delivered in 2022.

3) This month, Pfizer secured a $3.5 billion contract with the US Army to distribute its COVID-19 vaccine around the world. We have heard little from SIGA management about pursuing the US Army to purchase TPOXX for foreign preparedness, and after seeing this sizeable contract, we wonder if SIGA is pursuing the US Army with sufficient aggressiveness.

Furthermore, we have identified numerous corporate governance failures. SIGA's largest shareholder, MacAndrews and Forbes' ("M&F") most recently filed 13D was on November 16, 2016, nearly five years ago, disclosing ownership of 24,156,358 shares, 30.8% of the then outstanding shares[2]. SIGA's most recent 10Q, filed on August 5, 2021, showed the Company's total shares outstanding were 75,076,665 shares, establishing that M&F now owns 32.2% of the total outstanding shares, an increase of 1.4% points from what is listed on the 13D.

While it is irregular for a 30%+ shareholder to not amend its 13D for five years, securities laws require an amendment to the 13D if ownership changes by greater than 1%, even if solely as the result of share repurchases[3]. In fact, M&F was to file this amendment "promptly" under the Securities and Exchange Commission regulations.

We are dismayed that M&F, who enjoys both Board representation and influence upon Company management, has yet to amend its 13D filing. It is even more disheartening that the Company apparently remains either willfully blind to such a failure or is indeed aware of the failure yet unwilling to insist that its Board member, who is an executive of M&F, cause M&F to properly amend its regulatory filings.

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[2] https://www.sec.gov/Archives/edgar/data/918939/000156761916003230/s001479x1_sc13da.htm
[3] https://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm

We have previously raised governance questions with respect to M&F with the Company and believe corporate governance best practices should be applied to prevent these types of failures. M&F has consistently had its own executives serve on SIGA's Board. As executives depart M&F, they are quickly removed and replaced on SIGA's Board. Paul Savas was replaced by Edward Taibi who was then replaced by Julian Nemirovsky, and in each case following their departure from M&F. M&F is clearly a "director by deputization" for SEC reporting purposes and acknowledged as much with Mr. Savas in the past but has failed to amend its 13D when placing Mr. Taibi and later Mr. Nemirovsky on SIGA's Board.

Lastly, M&F's current (although delinquent) 13D states it, "may, from time to time, pledge shares of Common Stock…to secure obligations…" We have inquired with the Company whether M&F has indeed pledged its SIGA shares to secure obligations (which would also trigger a filing obligation) and if the Company has policies in place to monitor this behavior by directors and/or insiders. To date, the Company has neither publicly confirmed nor denied whether they have even inquired as to whether M&F has pledged their shares. Indeed the Company has not even publicly acknowledged whether it has actual or constructive knowledge of any possible pledging. As you are aware, the shareholder proxy advisory firm ISS recommends publicly traded companies adopt anti-pledging policies for corporate directors citing the pledging of company stock as an example of failure of risk oversight. We agree. We believe the Company should adopt an anti-pledging policy and monitor pledging by all directors, including "directors by deputization," as soon as practically possible.

We would welcome a meeting with you at your convenience to discuss our recommendations in greater detail. We look forward to hearing from you soon.

Sincerely,

Andrew L. Sole
Managing Member
Esopus Creek Management LLC

Paul Saunders, Jr.
Managing Member
Hutch Capital Management LLC